January 8, 2015

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Career Education Corporation

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 27, 2014

File No. 0-23245

Dear Mr. Spirgel:

We enclose for your review the responses of Career Education Corporation (the “Company”) to comments 1 through 5 contained in the Staff’s letter to the Company dated December 9, 2014 (the “Letter”). For convenience of reference, the Staff’s comments precede each response.

Summary of Significant Accounting Policies

g. Revenue Recognition, page 96

1. We note your disclosure that deferred tuition revenue is stated net of outstanding student receivables on a student-by-student basis as of the end of the reporting period. To help us understand your disclosures please tell us the amount netted against the deferred tuition revenue and the group of students to which the receivables are associated. Also tell us how these student receivables differ from those presented as captions within current and non-current assets.

Response

In accordance with CEC’s tuition billing policy, the tuition charge for each term is billed in full to a student’s account, with an equivalent offsetting liability amount recorded as deferred revenue, on the first day of a student’s term and/or program. The accounts receivable balance decreases as payments are made, and the deferred revenue balance decreases as tuition is earned over the course of the term.

Our tuition billing policy results in the recording of gross accounts receivable and gross deferred revenue in full on the first day of the term. These gross recorded amounts are adjusted such that only (i) earned receivables and (ii) deferred revenue liabilities for cash received in excess of amounts earned are reflected on our consolidated balance sheet, each student’s accounts receivable balance is offset against his/her deferred revenue balance at the end of each reporting period. If a student’s current accounts receivable balance exceeds his/her ending deferred revenue balance, because revenue earned exceeds payments received, we recognize that student as being in a net earned accounts receivable position. However, if a student’s gross ending deferred revenue balance exceeds his/her current accounts receivable balance, because cash receipts exceed revenue earned, we recognize that student as being in a net deferred revenue position. This process is performed for each student such that each student’s net accounts receivable or net deferred revenue balance is properly recorded as an asset or liability on the balance sheet.

The earned accounts receivable balance represents a true receivable of cumulative tuition earnings to date for which cash has not been collected. The deferred revenue balance represents cash collected from, or on behalf of, students for services that we have not yet performed, and revenue we have not yet earned.

The process to offset the accounts receivable balance with the deferred revenue balance is performed on a student by student basis for each student that is currently attending one of our institutions to accurately reflect the net position for each student and for the consolidated entity. Currently, students that are no longer attending one of our institutions (i.e., withdrawn or graduated students) would no longer have a deferred revenue balance at the end of the reported period, so their entire accounts receivable balance would be reported as accounts receivable within our consolidated balance sheet. Subsequent to the response provided below for comment 2, for students that have withdrawn from one of our institutions, we will continue to perform this offsetting process in order to appropriately reflect the net balance as either accounts receivable or deferred revenue.

Once the offsetting process is complete and student balances are appropriately classified as either accounts receivable or deferred revenue, we further identify the non-current portion of the balance for those students in an earned accounts receivable position. On a student by student basis, the portion of the accounts receivable balance which is due greater than one year from the balance sheet date is classified within non-current assets on our consolidated balance sheet.

Please see the table below for the amount of the offsetting entries recorded to reflect our earned student accounts receivable balances and deferred revenue balances for continuing operations as of December 31, 2013 and 2012. The amounts represented below are for those schools that were reflected within continuing operations as of December 31, 2013.

	As of December 31,
	2013	2012
Gross Accounts Receivable	$82,834	$112,276
Gross Deferred Revenue	76,020	81,069
Offsetting Entry	14,889	11,394

Accounts Receivable	$67,945	$100,882

Deferred Revenue	$61,131	$69,675

2. We note that once the student withdraws you recognize as revenue the portion of deferred revenue you are entitled to retain with a corresponding charge to bad debt expense for any amount deemed to be uncollectible. It appears to us that on the day the student withdraws from a course and you are required to return the Title IV funds, you should reassess your revenue recognition policy to determine whether collectability continues to be reasonably assured. If collectability is not reasonably assured; it appears that you should recognize revenue on a cash basis. In this regard, tell us about your historical collection experience with students who become responsible for tuition and related fees due to withdrawal or loss of financial aid eligibility.

Response

As stated in our 2013 Form 10-K and consistent with our response provided to the Staff on January 28, 2011 related to a prior review of our filings by the SEC, if a student withdraws from one of our institutions prior to the completion of the academic term or program period, we refund the portion of tuition and registration fees already paid that, pursuant to our refund policy and applicable federal and state law and accrediting agency standards, we are not entitled to retain. Generally, the amount to be refunded to a student is calculated based upon the period of time the student has attended classes and the amount of tuition and registration fees paid by the student as of their withdrawal date. These refunds typically reduce deferred tuition revenue and cash on our consolidated balance sheets as we do not recognize tuition revenue in our consolidated statements of (loss) income and comprehensive (loss) income until the related refund provisions have lapsed. The portion of previously unrecognized revenue we are entitled to retain upon a student’s withdrawal (under the terms of the existing contract) is immediately recognized as revenue at the time of withdrawal. As part of our reassessment of revenue recognition, we believe we have been able to reliably estimate the uncollectable amount based on historical collection experience on a portfolio basis. As a result, we have recorded a charge to bad debt expense to recognize such amounts. It is important to note that a significant portion of this revenue recognized upon withdrawal represents the acceleration of true deferred revenue (i.e. where cash has already been received from the student). The effect of this policy is that the net amount recognized at the time of withdrawal and related reassessment is for an amount for which collectability is reasonably assured. As further described below, the net amounts recognized in earnings upon withdrawal in excess of cash already received have not been material historically.

As we noted in our letter provided to the Staff on January 28, 2011, we acknowledged then and continue to acknowledge that an alternative accounting approach relating to students who have withdrawn would be to recognize previously unrecognized revenue on a cash basis based on a view that the reassessment of the “reasonably assured” condition must be done at the individual student level as opposed to a portfolio approach. Under that method, it would be difficult to meet the condition. Based on the observations of industry practice, including views expressed by the Staff, we have made the determination to modify our policy to record revenue using the alternative approach. Therefore, we will prospectively record revenue for students who withdraw prior to graduation on a cash basis. As a result, the Company intends to record an adjustment to the financial statements for the year ending December 31, 2014 for students who have withdrawn. The estimated amount to be recorded as a result of this change in methodology to our 2014 financial statements is a reversal of revenue of approximately $10 million from continuing operations (approximately 1% of revenue) and approximately $7 million of bad debt expense, resulting in a net impact to operating loss from continuing operations of $3 million (approximately 5% of operating loss). Loss from discontinued operations will be impacted by approximately $1 million or 2%. We view these adjustments as not material.

Additionally, we analyzed the impact of this change in methodology for the years ended December 31, 2013 and 2012 assuming the cash basis approach had been used for withdrawals. Given our practice of reserving for student balances based on historical collection experience, the impact to the Company’s financial statements was immaterial, representing approximately $12.2 million or 1.2% of revenue and approximately $1.8 million or 0.8% of operating loss for the year ended December 31, 2013 and approximately $17.5 million or 1.3% of revenue and approximately $3.7 million or 1.9% of operating loss for the year ended December 31, 2012. In evaluating the materiality of both the 2014 adjustment and prior years’ differences, the Company considered both the qualitative and quantitative factors as noted in the SEC Staff Guidance (i.e. SAB No. 99 Topic 1M – Materiality and SAB No. 108 Topic N – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements). These differences were concluded to be immaterial.

h. Cash and cash equivalents, page 97

3.	Please refer to Rule 5-02 of Regulation S-X and tell us how you considered presenting or disclosing restricted cash associated with the company’s participation in programs administrated by the Department of Education and Department of Defense.

Response

In accordance with Rule 5-02 of Regulation S-X, we do not present cash associated with our participation in programs administered by the Department of Education (“ED”) and the Department of Defense (“DoD”) as restricted cash because we do not draw down funds from ED or DoD until restrictions have lapsed. As a result, cash received from ED or DoD is included as unrestricted cash on our consolidated balance sheets.

i. Student Receivables, page 97

4.	You disclose that student receivables are reported net of allowance for doubtful accounts and net of deferred tuition revenue. On the face of the consolidated balance sheet, your caption for student receivables includes a disclosure of the netted allowance for doubtful accounts but does not disclose the netted deferred tuition revenue. Please tell us the amount of deferred tuition revenue netted and also tell us how this deferred tuition revenue differs from the amounts presented in the separate caption within the liability section.

Response

Please see response to comment 1 above as our process of recording student accounts receivable and the associated deferred revenue are interrelated.

ED Inquiry and HCM1 Status, page 123

5.	We note your disclosure regarding the change from the “advance” method of payment of Title IV Program funds to cash monitoring status (referred to as Heightened Cash Monitoring 1, or HCM1, status). Please disclose what impact this change has had, if material, on your liquidity and capital resources.

Response

In December 2011, ED moved all of the Company’s institutions from the “advance” method of payment of Title IV Program funds to cash monitoring status (referred to as Heightened Cash Monitoring 1, or HCM1, status). As disclosed within the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, the Company’s practices prior to this change substantially conformed to the requirements of this more restrictive method of drawing down students’ Title IV Program funds. In other words, the Company did not historically draw down Title IV funds until all restrictions had lapsed and each individual student had been approved for payment by ED and billed by CEC, which are the primary restrictions imposed by HCM1 status. The change to HCM1 status did require an additional 24-hour delay between submission of the request of funds and the actual drawdown of funds. Despite the additional 24 hour delay, the change to HCM1 status did not have a material impact to the Company’s liquidity or capital resources as the Company did not substantially change any of its business or operational practices.

*    *    *    *

In connection with responding to your comments and with this submission, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (847) 585-2125 if you have any questions regarding the above responses. In addition, please direct any future email transmissions concerning the Letter to the following email address: rsimpson@careered.com.

Very truly yours,

/s/ Reid E. Simpson
Reid E. Simpson
Senior Vice President and Chief Financial Officer

cc:	Scott W. Steffey

Jeffrey D. Ayers

Michele A. Peppers

Michele R. Chaffee